Dearborn Capital Management, L.L.C.
555 West Jackson Blvd., Suite 600
Chicago, Illinois  60661

March 25, 2009

VIA FACSIMILE & EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C.  20549
Attention:	Mr. Tom Kluck Ms. Erin Martin

Re:	Grant Park Futures Fund Limited Partnership
Registration Statement on Form S-1
Registration No. 333-153862 Request for Acceleration of Effectiveness

Dear Mr. Kluck and Ms. Martin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Grant Park Futures Fund Limited Partnership (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 5:00 p.m., Eastern time, on March 25, 2009, or as soon thereafter as practicable.

With respect to the Registrant’s request for acceleration of the effective date of the Registration Statement, please be advised that the Registrant acknowledges that:

(1)           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)           the Registrant will not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Grant Park Futures Fund Limited Partnership

By:	Dearborn Capital Management, L.L.C.
its General Partner

By:	/s/ Maureen O’Rourke
Maureen O’Rourke
Chief Financial Officer